Exhibit 3.1
CERTIFICATE OF AMENDMENT

TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

POLYMEDIX, INC.

POLYMEDIX, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:  At the Effective Time, as defined below, each fifty (50) shares of the Corporation’s common stock, $0.001 par value per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, $0.001 par value per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.

SECOND:  At the Effective Time, the first sentence of Article FOURTH, be amended and restated in its entirety as follows:

Fourth.                      The Corporation shall be authorized to issue 25,000,000 shares of Common Stock, with a par value of $0.001 per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock, with a par value of $0.001 per share (the “Preferred Stock”).

THIRD:  The foregoing amendments shall be effective at 5:00 PM EDT, on March 15, 2013 (the “Effective Time”).

FOURTH:  That the stockholders of the Corporation have duly approved the foregoing amendments in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 15th day of March, 2013.

POLYMEDIX, INC.

By:               s/ Edward F. Smith

Name:           Edward F. Smith

Title:	Chief Executive Officer, Chief Financial Officer and Secretary